UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Or
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-3619

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN INDEX

Page
FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Plan Benefits as of December 31, 2006 and 2005	4
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2006 and 2005	5
Notes to Financial Statements	6

SCHEDULES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2006	13
Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2006	15
Signature	16

EXHIBITS
23	--	Consent of Independent Registered Public Accounting Firm	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Memphis, Tennessee

June 29, 2007

PFIZER SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
(thousands of dollars)	2006	2005

Assets:

Investments, at fair value:
Pfizer Inc common stock	$2,071,698	$2,089,738
Mutual funds	1,285,496	1,055,450
Common/collective trust funds	990,828	724,262
Fixed income funds	355,042	322,515
Bond funds	--	174,587
	4,703,064	4,366,552
Loans to participants	68,158	72,052
Total investments, at fair value	4,771,222	4,438,604

Receivables:
Participant contributions	8,680	8,547
Company contributions	3,595	3,483
Receivable for securities sold	168,170	932
Interest	108	2,047
Total receivables	180,553	15,009
Total assets	4,951,775	4,453,613

Liabilities:
Payable for securities purchased	(1,265)	(1,145)
Investment management fees payable	(712)	(134)
Total liabilities	(1,977)	(1,279)

Net assets available for plan benefits, at fair value	4,949,798	4,452,334

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,419	3,688

Net assets available for plan benefits	$4,954,217	$4,456,022

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year-ended December 31,
(thousands of dollars)	2006	2005

Additions/(Reductions):
Additions/(reductions) to net assets attributed to:
Investment income/(loss):
Net appreciation/(depreciation) in investments	$ 508,693	$ (206,038)
Pfizer Inc common stock dividends	80,837	70,378
Interest income	22,599	21,107
Dividend income	5,314	4,705
Interest income from loans to participants	4,369	4,032
	621,812	(105,816)
Less: Investment management fees	(1,302)	(739)
	620,510	(106,555)

Transfers into Plan	--	1,993

Contributions:
Participant	309,202	300,873
Company	124,269	121,495
	433,471	422,368
Total additions, net	1,053,981	317,806

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(555,786)	(569,474)

Net increase/(decrease)	498,195	(251,668)
Net assets available for plan benefits:
Beginning of year	4,456,022	4,707,690
End of year	$4,954,217	$4,456,022

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(in thousands of dollars)

1.     Description of the Plan

The Pfizer Savings Plan (the Plan) is a defined contribution retirement plan. Participation in the Plan is open to any employee of Pfizer Inc (the "Plan Sponsor") or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan ("Participating Employers"), and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code of 1986, as amended (the "Code").

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Plan Administration

The Savings Plan Committee monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance.

Administrative Costs

Except for investment management fees and redemption fees associated with certain investment fund options, all costs and expenses of administering the Plan are paid and absorbed by the Plan Sponsor and Participating Employers (collectively, the "Company").

Contributions

Participants may make contributions on an after‑tax basis and/or on a before‑tax basis (that is, choose to reduce their compensation and have the Company contribute such amount to the Plan on their behalf). Contributions are subject to certain restrictions under the Code. Contributions of up to 3% of compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Employee contributions in excess of 6% are not matched. Participants who are eligible employees are permitted to roll over into the Plan eligible distributions from other qualified employer sponsored savings plans and conduit IRAs.

Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participants are immediately vested in the full value of their account (i.e., participant's and Company's contributions), except for certain accounts transferred from the Warner-Lambert Savings and Stock Plan.

Investment Options

Nonparticipant Directed Fund -- The Company contributes to one fund:

Pfizer Match Fund	--

This fund invests employer contributions in the common stock of Pfizer Inc. Prior to 2006, a participant who had attained both age 55 and completed ten or more years of participation in the Plan could direct that a certain percentage of assets then in the Pfizer Match Fund be transferred (up to a total of 25% during the first 5 years of eligibility and up to a total of 50% thereafter) out of the Pfizer Match Fund into any of the other investment funds except the Pfizer Company Stock Fund. The fund may invest up to 0.25% of the fund balance in an S&P 500 index fund for purposes of liquidity.

Effective January 1, 2006, the Plan was amended to lower the minimum age requirement for diversifying Company contributions out of the Pfizer Match Fund from age 55 to age 40, and the ten year participation requirement was eliminated.  A participant who has attained age 40 may diversify up to 25% of their total units in the Pfizer Match Fund into any of the other available investment funds.  The amount of total units eligible for diversification increases 25% each 5 years through age 55 at which time the participant may diversify 100% of their units in the fund.

Effective January 1, 2007, the Plan was amended to allow participants age 40 and older or participants under age 40 with at least three years of service to diversify 100% of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

Effective March 1, 2007, the Plan was further amended to eliminate the age and service requirements so that all Plan participants can diversify 100% of their Company matching contributions into any of the other available investment funds.

Participant Directed Funds -- Each participant in the Plan elects to have his or her contributions invested in any one or combination of the following investment funds:

(a)	Northern Trust Intermediate Treasury Index Fund (1) *
(b)	Northern Trust Russell 2000 Equity Index Fund*
(c)	Northern Trust S&P 500 Equity Index Fund*
(d)	Pfizer Company Stock Fund
(e)	T. Rowe Price Stable Value Fund
(f)	T. Rowe Price Value Fund
(g)	Fidelity Low Price Stock Fund (2)
(h)	Fidelity Dividend Growth Fund
(i)	Fidelity Growth Company Fund
(j)	Fidelity Mid Cap Stock Fund
(k)	T. Rowe Price Small Cap Stock Fund
(l)	Capital Guardian International Fund
(m)	T. Rowe Price Health Sciences Fund
(n)	Fidelity Select Technology Fund
(o)	Barclays Global Investors Lifepath 2000 Fund
(p)	Barclays Global Investors Lifepath 2010 Fund
(q)	Barclays Global Investors Lifepath 2020 Fund
(r)	Barclays Global Investors Lifepath 2030 Fund
(s)	Barclays Global Investors Lifepath 2040 Fund

*	Northern Trust sponsored fund.
(1)	Replaced by the Barclays Global Investors Core Bond Fund effective January 1, 2007
(2)	Closed to new investors as of July 30, 2004

The trustee of the Plan, The Northern Trust Company, manages investments in its sponsored funds and, therefore, is deemed a related party. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short‑term investments.

Eligibility

Generally, all U.S.-based employees of the Company, except certain employees who are either covered by a collective bargaining agreement and have not negotiated to participate in the Plan, are employed by a unit not designated for participation in the Plan, or are otherwise eligible for another Company sponsored savings plan, are eligible to enroll in the Plan on their date of hire.

Loans to Participants

Plan participants are permitted to borrow against their vested account balance. The minimum amount a participant may borrow is one thousand dollars and the maximum amount is the lesser of 50% of the vested account balance reduced by any current outstanding loan balance, or fifty thousand dollars, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years at the participant's option. The interest rate on all loans is based on the prime rate, as defined, plus 1%. Interest paid by the participant is credited to the participant's account. Interest income from participant loans is recorded by the trustee as earned in the nonparticipant and participant directed funds in the same proportion as the original loan issuance.  Interest rates on outstanding loans ranged from 4% to 10. 5% at December 31, 2006 and from 4.14% to 11.64% at December 31, 2005.

In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant.  An additional 10% penalty tax may also apply.

Benefit Payments

Upon separation from service, retirement or disability, a participant is entitled to receive the full value of the account balance in the form of a lump sum distribution. A participant generally may elect to receive his account balance at any time up to the later of 13 months after termination or age 65, subject to the provisions of the Plan. In the event of a participant's death, a spouse beneficiary generally may elect payment at any time or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65.  A nonspouse beneficiary generally may defer payment up until 13 months from the date of participant's death.

In-Service Withdrawals

Participants in the Plan may make withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting, however, benefit payments are recorded when paid. For treatment of benefits payable, refer to Note 8.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the accompanying statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for plan benefits is prepared on a contract value basis.  The Plan adopted the FSP effective December 31, 2006 and retroactively implemented its requirements to the statement of net assets available for plan benefits as of December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Pfizer Inc common stock is valued at the closing market price on the last business day of the year. Bond funds are recorded at fair value based on market or dealer quotes on the last business day of the year.  Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value.  Fixed income funds represent investments in guaranteed investment contracts ("GICs") and synthetic investment contracts ("SICs") which are reported at fair value, with an appropriate adjustment to report such contracts at contract value, by the insurance companies and underlying banks, respectively, because these investments are fully benefit-responsive (see Note 6). Loans to participants, which are subject to various interest rates, are recorded at cost which approximates fair value.

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation/(depreciation) in the value of its investments, which consists of realized gains and losses and the unrealized appreciation/(depreciation) on those investments, and the change in contract value of the GICs and SICs.

Forfeitures

Forfeited amounts are used to reduce Company contributions.

Risk and Uncertainties

Investment securities, including Pfizer Inc common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade‑date basis. Dividend income is recorded on the ex‑dividend date. Interest income is recorded as earned.

3.     Transfers Into and Out Of the Plan

In February 2004, the Company completed the acquisition of Esperion Therapeutics, Inc. As a result, in April 2005, net assets of the Esperion Therapeutics, Inc. 401(k) Savings Plan, in the amount of $1,993, were transferred into the Plan.

4.     Tax Status of the Plan

The Internal Revenue Service has determined and informed the Plan Sponsor by letter dated August 19, 2005 that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Company's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

 5.     Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits.

	December 31,
(thousands of dollars)	2006	2005

Pfizer Inc common stock*	2,071,698	$2,089,738
Fidelity Low Price Stock Fund.	246,027	228,178
Northern Trust S&P 500 Equity Index Fund	437,829	390,899

*

Includes nonparticipant directed 46,609,827 shares and participant directed 33,378,525 shares at December 31, 2006 and nonparticipant directed 51,761,413 shares and participant directed 37,849,979 shares at December 31, 2005.

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year-ended December 31,
(thousands of dollars)	2006	2005

Net appreciation/(depreciation) in investments:
Pfizer Inc common stock	$224,486	$(337,223)
Mutual funds	285,326	135,513
Bond funds	(1,119)	(4,328)
	$508,693	$(206,038)

6.     Investment Contracts with Insurance Companies

The T.Rowe Price Stable Value Fund consists primarily of fully benefit responsive GIC's and SIC's. The contract value of the GICs and SICs represents contributions made under the contract and related earnings offset by participant withdrawals. At December 31, 2006 and 2005, the Plan held GICs with a contract value of $67,131 and $69,413, respectively, and SICs with a contract value of $262,806 and $235,780, respectively.

Traditional investment contracts, such as GICs, provide for a fixed return on principal invested for a specified period of time.  The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company, bank, or other financial services institution.  The issuer accepts a deposit from the plan and purchases investments, which are held by the issuer.  The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the plan, and guarantees liquidity at contract value prior to maturity for routine permitted participant-initiated withdrawals from the plan's stable value fund. "Permitted participant-initiated withdrawals" mean withdrawals from the plan's stable value fund which directly result from participant transactions which are allowed by the plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the plan.

In contrast to traditional investment contracts, the investments underlying a synthetic structure are owned by the plan.  SICs consist of a portfolio of underlying assets owned by the plan, and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution.  The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from the plan's stable value fund.  SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets.  The crediting rate will generally reflect, over time, movements in prevailing interest rates.  However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets.  In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of the plan's stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The average portfolio yields were approximately 4% for both 2006 and 2005. The crediting interest rates were approximately 4.8% for 2006 and 5% for 2005.

The existence of certain conditions can limit the plan's ability to transact at contract value with the issuers of its investment contracts.  Specifically, any event outside the normal operation of the plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the plan, tax disqualification, certain plan amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value.  For example, certain breaches by the plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value.  Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law.  SICs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

7.     Nonparticipant directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	December 31,
(thousands of dollars)	2006	2005

Net Assets:
Investments, at fair value:
Pfizer Inc common stock	$1,207,194	$1,207,076
Mutual funds	817	2,047
Total investments	1,208,011	1,209,123
Receivables:
Company contributions	3,595	3,483
Net assets available for plan benefits	$1,211,606	$1,212,606

	Year-ended December 31,
(thousands of dollars)	2006	2005

Changes in Net Assets:
Investment income/(loss):
Net appreciation/(depreciation) in investments	$ 130,346	$ (191,756)
Pfizer Inc common stock dividends	46,561	40,077
Interest and dividend income	185	203
	177,092	(151,476)
Contributions and other:
Company contributions	123,711	126,128
Benefits paid to participants	(302,114)	(223,952)
Loan transaction transfers, net	311	392
	(178,092)	(97,432)

Net decrease	(1,000)	(248,908)

Net assets available for plan benefits:
Beginning of year	1,212,606	1,461,514
End of year	$1,211,606	$1,212,606

8.     Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants and deemed distributions, representing withdrawing participants with outstanding loan balances, are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.  Also, investments in fixed income funds representing GICs and SICs are reported on Form 5500 at fair value, whereas the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan's Form 5500 filed for 2005 and expected to be filed for 2006.

	December 31,
(thousands of dollars)	2006	2005

Net assets available for plan benefits per the financial statements	$4,954,217	$4,456,022
Adjustment of fixed income fund investments from contract value to fair value	(4,419)	--
Amounts allocated to withdrawing participants	(1,904)	(1,149)
Deemed distributions	149	(855)
Net assets available for plan benefits per Form 5500	$4,948,043	$4,454,018

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2006	2005

Benefits paid to participants per the financial statements	$555,786	$569,474
Add: Amounts allocated to withdrawing participants and deemed distributions at end of year	1,755	2,004
Less: Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(2,004)	(951)
Benefits paid to participants per the Form 5500	$555,537	$570,527

The following is a reconciliation of net appreciation/(depreciation) in investments per the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2006	2005

Net appreciation/(depreciation) in investments per the financial statements	$508,693	$(206,038)
Less: Adjustment of fixed income fund investments from contract value to fair value at December 31, 2006	(4,419)	--
Net appreciation/(depreciation) in investments per the Form 5500	$504,274	$(206,038)

SCHEDULE I
PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value

Nonparticipant Directed
Pfizer Inc* Common Stock			46,609,827	$ 569,225	$1,207,195
Northern Trust * S&P 500 Equity Index Fund			212	819	817
Total nonparticipant-directed investments				$ 570,044	$1,208,012

Participant Directed
Pfizer Inc* Common Stock			33,378,525	$ 410,406	$ 864,503

Common/Collective Trust Funds:
Northern Trust * S&P 500 Equity Index Fund			112,320	$ 304,279	$ 437,012
Northern Trust * Russell 2000 Equity Index Fund			32,636	26,106	30,126
Barclays Global Investors Lifepath 2000 Fund			1,472,752	26,402	29,013
Barclays Global Investors Lifepath 2010 Fund			3,182,807	60,847	68,176
Barclays Global Investors Lifepath 2020 Fund			3,418,734	67,603	77,913
Barclays Global Investors Lifepath 2030 Fund			2,583,996	52,259	61,628
Barclays Global Investors Lifepath 2040 Fund			1,817,341	37,768	44,943
Capital Guardian International Fund			17,541,846	192,087	241,200
				$ 767,351	$ 990,011
Mutual Funds:
Fidelity Mid Cap Stock Fund			7,244,846	$ 174,207	$ 211,115
Fidelity Dividend Growth Fund			2,811,985	76,858	89,084
Fidelity Growth Company Fund			2,755,036	145,901	192,054
Fidelity Low Price Stock Fund			5,650,605	193,113	246,027
Fidelity Select Technology Fund			775,648	43,934	52,659
T.Rowe Price Health Science			2,757,641	60,050	72,057
T.Rowe Price Small Cap Stock			5,624,130	164,077	192,514
T.Rowe Price Value Fund			8,502,267	178,599	229,986
				$1,036,739	$1,285,496
Fixed Income Funds:
T.Rowe Price, Stable Value Fund--Synthetic Guaranteed Investment Contracts:
Bank of America Contract #03-099..	4.47%	12/10/2010	63,881,492	$ 64,103	$ 62,843
IXIS Financial Product Contract #WR-1828-01	4.47%	12/10/2010	63,873,660	64,095	62,835
Rabobank Contract #WLC-100301	4.47%	12/10/2010	63,877,750	64,099	62,839
State Street Contract #96028	5.18%	--	70,227,270	70,508	70,507
T.Rowe Price, Stable Value Fund--Guaranteed Investment Contracts:
GE ING USA Annuity, Contract #IUS0248	4.01%	5/16/2011	5,150,765	5,173	5,231
MetLife Ins. Co. of CT, Contract #GAC118235	5.88%	4/09/2007	5,752,729	5,779	5,759
MetLife Ins. Co. of CT, Contract #GAC118251	5.46%	3/15/2007	651,496	656	652
Metropolitan Life Ins., Contract #29611	5.32%	8/15/2011	3,042,042	3,055	3,065
Metropolitan Life Ins., Contract #GAC29114RT	3.90%	5/15/2009	4,610,289	4,624	4,498
Metropolitan Life Ins., Contract #GC29272	4.77%	2/10/2010	2,716,304	2,726	2,692
Monumental Life, Contract #SV04238Q	5.90%	6/15/2007	4,387,198	4,412	4,395
Monumental Life, Contract #SV04488Q	4.50%	11/15/2009	3,792,245	3,805	3,734
Monumental Life, Contract #SV04566Q	4.49%	8/16/2010	5,083,722	5,101	4,987
Monumental Life, Contract #SV04669Q	5.23%	8/15/2011	2,027,563	2,036	2,036
New York Life, Contract #GA-31404	5.27%	9/14/2007	2,037,114	2,082	2,080
Principal Life Insurance, Contract #7-05924-1	4.08%	9/15/2008	5,059,514	5,076	4,979
Principal Life Insurance, Contract #7-05924-2	4.42%	5/14/2010	3,739,688	3,753	3,662
Principal Life Insurance, Contract #7-05924-3	5.25%	2/15/2011	5,205,270	5,226	5,232
Protective Life, Contract #GA-1893	5.00%	11/15/2010	5,031,512	5,051	5,016
Security Life of Denver, Contract #IUS0178	4.46%	3/10/2010	5,000,000	5,181	5,093
Security Life of Denver, Contract #SA-0364	5.68%	6/15/2007	2,865,456	2,878	2,869
Security Life of Denver, Contract #SA-0379	5.46%	3/15/2007	513,458	517	514
T.Rowe Price, Stable Value Fund--Short-Term Investment Fund			1,738,424	1,738	1,738
Collective Short-Term Investment Fund			26,690,752	26,691	26,691
The Northern Trust Company*, Government Short-Term Investment Fund			1,095,185	1,095	1,095
				$ 361,460	$ 355,042

Total Participant Directed				$2,575,956	$3,495,052

Loans to Participants (8,487 loans)	4% to 10.5%	Jan. 2007 to Dec. 2021		$ 68,158	$ 68,158

Total				$3,214,158	$4,771,222

*   Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SCHEDULE II
PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2006
(thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)
Pfizer Inc*	Common stock - 22 purchases	$104,516	$ --	$104,516	$104,516	$ --

Pfizer Inc*	Common stock -212 sales	$ --	$196,591	$86,451	$196,591	$110,140

*	Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN

By: /s/ Richard A. Passov

Richard A. Passov Chair, Savings Plan Committee

Date:  June 29, 2007

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan:

We consent to the incorporation by reference in the Registration Statements on Form S‑8 dated October 5, 1994 (File No. 33‑55771) and June 19, 2000 (File No. 333-39610) of our report dated June 29, 2007, relating to the statements of net assets available for plan benefits of the Pfizer Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for each of the years then ended, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11‑K of the Pfizer Savings Plan.

/s/ KPMG LLP

Memphis, Tennessee

June 29, 2007